Logistic Properties of the Americas Will Increase its Footprint in the Peruvian Market with the Development of a New 215,300 Square-Foot Facility at Parque Logistico Callao

SAN JOSE, Costa Rica – April 30, 2025 - Logistic Properties of the Americas (NYSE American: LPA) (“LPA” or the “Company”) announced today its plan to expand the Parque Logístico Callao property with the construction of Building 200, a new 215,300 sq. ft. facility and thereby increasing its footprint in the Peruvian market. This facility is already 73.1% pre-leased to LPA’s existing clients, including Peru’s largest consumer products company, which has committed to lease 96,000 sq. ft., and to the country’s largest pharmacy chain, which has pre-leased 67,000 sq. ft. Both pre-leases are denominated in U.S. dollars.

This additional leasing activity comes on the heels of LPA’s January 16th announcement that Building 100 at Parque Logístico Callao had reached 100% capacity through a US dollar denominated lease with a leading third-party logistics provider.

Strategically located in Callao, Peru’s main logistics hub, the new facility will provide seamless connectivity to the Port of Callao and Jorge Chávez International Airport, positioning it well to meet the growing demand for superior industrial space in the region.

“LPA’s most recent expansion effort is aligned with our strategy to develop top-tier logistics facilities in the most strategically relevant and high-growth markets in Latin America,” said Esteban Saldarriaga, CEO of LPA. “The new facility’s strong pre-leasing activity highlights the trust that prominent regional and global companies have in our capability to deliver first-rate industrial facilities, which support their operational growth and profitability.”

Alvaro Chichayan, LPA’s Country Manager for Peru, added, “Peru’s logistics sector is evolving rapidly, and we are proud to foster its growth by delivering top quality industrial space tailored to our tenants’ individual needs. The substantial leasing commitments from local market leaders underscores Parque Logístico Callao’s strategic importance as a premier location for businesses looking to optimize their critical supply chains.”

The new development is scheduled to be completed in the first half of 2026. Leasing opportunities are still available for the remaining space. With the addition of Building 200, Parque Logístico Callao will feature four state-of-the-art Class A buildings totaling 1,044,432 square feet of Gross Leasable Area, which will serve Lima’s over eleven million residents. Parque Logístico Callao is designed to meet EDGE certification standards, with select buildings targeting LEED Gold certification thus reinforcing LPA’s commitment to sustainability and efficiency.

About Logistic Properties of America
Logistic Properties of the Americas is a leading developer, owner, and manager of institutional quality industrial and logistics real estate in high-growth and high-barrier-to-entry markets in Central and South America. LPA’s customers are multinational and regional e-commerce retailers, third-party logistic operators, business-to-business distributors, and retail distribution companies, among others. LPA expects to continue its future growth with strong client relationships, and insight into and through the acquisition and development of high-quality, strategically located facilities in its target markets. As of December 31, 2024, LPA’s operating and development portfolio was comprised of 32 logistics facilities in Costa Rica, Peru and Colombia totaling almost 515,000 square meters (or approximately 5.5 million square feet) of gross leasable area. For more information visit https://ir.lpamericas.com.

Forward-Looking Statements
This press release contains certain forward-looking information, which may not be included in future public filings or be construed as investor guidance. The inclusion of forward-looking information in this press release should not be interpreted as a commitment by LPA to provide guidance on such information in the future. Certain statements in this press release may be considered forward-looking statements within the meaning of the U.S. federal securities laws. Forward-looking statements include, without limitation, statements about future events or LPA’s future financial or operating performance. These forward-looking statements regarding future events and the future results of LPA are based on current expectations, estimates, forecasts, and projections about the industry in which LPA operates, as well as the beliefs and assumptions of LPA’s management. These forward-looking statements represent predictions and are subject to various known and unknown risks, uncertainties, assumptions and other factors beyond LPA’s control and difficult to forecast because they relate to future events and circumstances. They do not constitute historical facts nor are they guarantees or promises of future performance. Therefore, LPA’s actual results may differ significantly and adversely from those expressed or implied in any forward-looking statements. Be cautioned against relying on any of these forward-looking statements.

These forward-looking statements are based upon estimates and assumptions deemed reasonable by LPA and its management, however they are inherently uncertain and subject to risks, variability and contingencies, many of which are beyond LPA’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the possibility of any economic slowdown or downturn in real estate asset values or leasing activity or in the geographic markets where LPA operates; (ii) LPA’s ability to manage growth; (iii) LPA’s ability to continue to comply with applicable listing standards of NYSE American; (iv) changes in applicable laws, regulations, political and economic developments; (v) the possibility that LPA may be adversely affected by other economic, business and/or competitive factors; (vi) LPA’s estimates of expenses and profitability; (vii) the outcome of any legal proceedings that may be instituted against LPA and (viii) other risks and uncertainties set forth in the filings by LPA with the U.S. Securities and Exchange Commission. There may be additional risks that LPA does not presently know or that LPA currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Any forward-looking statements made by or on behalf of LPA speak only as of the date they are made. Except as otherwise required by applicable law, LPA disclaims any obligation to publicly update or revise any forward-looking statements to reflect any changes in their respective expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. Accordingly, you should not place undue reliance on forward-looking statements due to their inherent uncertainty.
Nothing within this press release should be regarded as a representation that the forward-looking statements set forth herein or any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made.

Contacts
Investor Relations
Camilo Ulloa
Logistic Properties of the Americas
+506 6293 9083
camilo@lpamericas.com

Barbara Cano/Ivan Peill
InspIR Group
barbara@inspirgroup.com / ivan@inspirgroup.com